NEWS RELEASE

EMX Closes Final Tranche of Private Placement

Vancouver, British Columbia, November 17, 2021 (NYSE American:  EMX; TSX Venture:  EMX; Frankfurt:  6E9) - EMX Royalty Corporation (the "Company", or "EMX") is pleased to announce that it has closed the second (final) tranche of its private placement of 6,500,000 units at C$ 3.30 each for gross proceeds of C$ 21,450,000. Under the second tranche, the Company issued 162,653 units, with each unit consisting of one common share of the Company and one-half of one transferable warrant. Each whole warrant entitles the purchase until November 6, 2023 of one common share at C$ 4.00 in the first year and C$ 4.50 in the second year. Gross proceeds raised from the placement totalling C$ 21,450,000 will be used for general corporate purposes.

In connection with the second tranche, the Company paid a 6.0% cash commission and issued 6.0% in compensation warrants (C$ 3,960 and 1,200 compensation warrants) to Raymond James Ltd. Each compensation warrant entitles the purchase until November 16, 2022 of one common share of the Company for C$ 3.50. The shares issued and issuable upon the exercise of warrants in the second tranche are subject to a four-month restricted resale (hold) period expiring on March 17, 2022. The Company also paid a 6.0% cash commission and issued 6.0% in compensation warrants (C$ 29,700 and 9,000 compensation warrants, each exercisable until November 6, 2022 for C$ 3.50) to Raymond James Ltd. in the first tranche.

Certain directors and officers of the Company purchased units in the second tranche. Each of their subscriptions constituted a 'related party transaction' under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions. There was not sufficient time between such subscriptions and the closing of the second tranche for the Company to file a material change report disclosing such related party transactions with the applicable Canadian Securities Administrators not less than 21 days before the closing. Each of such related party transactions was exempt from the disinterested shareholder approval and valuation requirements of MI 61-101 as the fair market value of each of their subscriptions was less than 25% of the Company's market capitalization.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any U.S. state securities laws and may not be offered or sold within the "United States" or to "U.S. Persons" (as such terms are defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and applicable U.S. state securities laws, or an exemption from such registration is available.

About EMX. EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol EMX, as well as on the Frankfurt exchange under the symbol "6E9". Please see www.EMXroyalty.com for more informationFor further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 973-8585 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 Ibelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX
Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended September 30, 2021 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2020, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

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